INCYTE CORPORATION

1801 Augustine Cut-Off

Wilmington, DE 19803

(302) 498-6700

Telecopier: (302) 425-2707

March 29, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rufus Decker, Branch Chief

Re:                             Incyte Corporation

Form 8-K Filed July 31, 2018

File Number: 001-12400

Dear Mr. Decker:

This letter sets forth the response of Incyte Corporation (“we” or the “Company”) to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated October 26, 2018 and as discussed by the Staff with the undersigned and other representatives of the Company in subsequent telephone communications.

In order to facilitate your review, we have reproduced below the Staff’s comment from its October 26, 2018 letter in italics in the original numbered sequence, followed by the Company’s response.

Form 8-K Filed July 31, 2018

Exhibit 99.1

Reconciliation of GAAP Net Income (Loss) to Selected Non-GAAP Adjusted Information, page 13

2.              Please disclose your purpose for including the adjustments for “milestones received from new or existing partners” and “upfront consideration and milestones paid to new or existing partners” in calculating the non-GAAP net income and non-GAAP net income per share measures. Also, tell us how you determined these adjustments do not substitute individually tailored income or expense recognition methods for those of GAAP. Refer to Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In acknowledgement of conversations with the Staff, beginning with the Company’s earnings release for the first quarter of 2019 the Company will no longer include non-GAAP adjustments to revenue for milestones received from new or existing partners and non-GAAP adjustments to research and development expenses for upfront consideration and milestones paid to new or existing partners.  In addition, as discussed with the Staff, the Company will continue to present its GAAP to non-GAAP reconciliation in the format that was presented in its press release furnished as Exhibit 99.1 to its Form 8-K filed on July 31, 2018.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700.

Sincerely yours,
Incyte Corporation
By:	/s/ Christiana Stamoulis
Executive Vice President and
Chief Financial Officer

cc:        Maria E. Pasquale, Incyte Corporation

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP